Exhibit 12.1

	Nine Months Ended
	September 30,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
(Loss) Income Before Income Taxes	$(77.6)	$158.2	$127.6	$234.3	$252.3	$123.6

Plus:
Fixed charges	$4.7	$8.8	$12.0	$5.8	$3.0	$2.0
Amortization of capitalized interest	$1.1	$0.7	$0.6	$0.6	$0.6	$0.4
Less:
Interest capitalized	$1.2	$6.9	$10.8	$4.5	$1.2	$0.2

(Loss) earnings	$(73.0)	$160.8	$129.4	$236.2	$254.7	$125.8

Interest (A)	$3.2	$7.8	$11.0	$4.8	$1.8	$0.8
Amortization of deferred financing costs	$0.9	$0.2	$0.1	$0.2	$0.4	$0.5
Interest portion of rental expense	$0.6	$0.9	$0.9	$0.8	$0.8	$0.7

Fixed charges	$4.7	$8.8	$12.0	$5.8	$3.0	$2.0

Ratio of Earnings to Fixed Charges	(B)	18.01	10.82	40.50	86.26	63.81

(A)	Amount includes interest expense on debt and capitalized interest during the period.
(B)	For the nine months ended September 30, 2015, there was a deficiency of earnings to cover the fixed charges of $77.7 million. Accordingly, the ratio for this period has not been presented.